On February 28, 2005, the fund issued 53,957,430, shares in exchange for 53,329,917 shares of Putnam Master Income Trust to acquire that funds net assets in a tax-free exchange approved by the shareholders. The net assets of the fund and Putnam Master Income Trust on February 25, 2005 valuation date, were $1,021,456,879 and $390,337,325, respectively. On February 25,
2005, Putnam Master Income Trust had distributions in excess of net investment income of $6,574,029, accumulated net realized loss of $79,376,154 and unrealized appreciation of $8,668,150. The aggregate net assets of the fund immediately following the acquisition were $1,411,794,204.

Information presented in the Statement of operations and changes in net assets reflect only operations of Putnam Premier Income
Trust Fund.